REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 29, 2021.

1. Number of Directors

The number of directors for the ensuing year was set at seven (7), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 7	22,219,543 99.97%	6,389 0.03%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
Stephen de Jong	21,776,696 97.98%	449,236 2.02%	Elected
George Salamis	20,748,354 93.35%	1,477,578 6.65%	Elected
David Awram	20,303,522 91.35%	1,922,410 8.65%	Elected
Timo Jauristo	22,221,528 99.98%	4,404 0.02%	Elected
Anna Ladd-Kruger	22,217,378 99.96%	8,554 0.04%	Elected
C.L. "Butch" Otter	22,216,728 99.96%	9,204 0.04%	Elected
Carolyn Clark Loder	22,220,578 99.98%	5,354 0.02%	Elected

3. Appointment of Auditor

MNP LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of MNP LLP as Auditors of the Company	22,221,967 99.98%	3,965 0.02%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	16,247,452 86.58%	2,518,588 13.42%	Carried

DATED at Vancouver, British Columbia, this 30th day of June 2021.

INTEGRA RESOURCES CORP

Per:  /s/ Andrée St-Germain__

 Andrée St-Germain

 Chief Financial Officer